UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 4, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT IN RELATION TO THE ISSUANCE RESULTS OF THE NON-PUBLIC ISSUANCE OF A SHARES AND CHANGES IN SHARE CAPITAL

Reference is made to the circular dated 13 August 2018 (the “Circular”), poll results announcement dated 30 August 2018 and announcement dated 14 June 2019 of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among others, the approval from the CSRC for the Non-public Issuance of A Shares (the “Issuance”). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company is pleased to announce that the Issuance has been completed. Details of the Issuance are as follows:

I.	OVERVIEW OF THE ISSUANCE

(I)	Relevant Procedures for the Issuance

The relevant proposals in respect of the Non-public Issuance of A Shares were considered and approved at the 15th ordinary meeting of the eighth session of the Board of the Company held on 10 July 2018, the 2018 third extraordinary general meeting, the 2018 first A shareholders class meeting, the 2018 first H shareholders class meeting and the 2018 fourth regular meeting of the Board of the Company held on 30 August 2018, the 17th ordinary meeting of the eighth session of the Board of the Company held on 18 October 2018 and the 20th ordinary meeting of the eighth session of the Board of the Company held on 15 March 2019. The Company has published announcements for the relevant proposals and resolutions on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

On 30 August 2018, the Company announced that it obtained the “Approval of the Non-public Issuance of A Shares and H Shares of China Eastern Airlines Corporation Limited” (Guo Zi Chan Quan [2018] No.571) (國資產權[2018]571號) from the SASAC. The SASAC agreed, in principle, to the proposal for the Non-public Issuance of the Company.

On 8 October 2018 and 28 November 2018, China Eastern Airlines received the “Decision on the Approval of Alliance, Reorganization or Restructure of Civil Aviation Enterprises and Airports” (Min Hang Hua Dong Zheng [2018] No.001) (民航華東政[2018]001號) and the “Decision on the Approval of Alliance, Reorganization or Restructure of Civil Aviation Enterprises and Airports” (Min Hang Hua Dong Zheng [2018] No.002) (民航華東政[2018]002號), respectively, from the CAAC East China Regional Administration. The CAAC East China Regional Administration agreed, in principle, to the proposal for the Non-public Issuance of the Company.

On 29 March 2019, the Company received the “Decision on the Grant of Extension of Period for Approval of Alliance, Reorganization or Restructure of Civil Aviation Enterprises and Airports” (Min Hang Hua Dong Zheng Yan [2019] No.1) (民航華東政延[2019]1號) from the CAAC East China Regional Administration. The CAAC granted the Company an extension of the application for the approval of the Non-public Issuance of A Shares and H Shares.

On 26 April 2019, the Issuance Examination Committee of the CSRC considered and approved the application for the Non-public Issuance of A Shares.

On 14 June 2019, the Company received the “Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited” (CSRC Approval [2019] No. 964) (證監 許可[2019]964號) from the CSRC. The CSRC approved the Non-public Issuance of not more than 1,394,245,744 new shares by the Company.

On 1 August 2019, the Company received the “Approval of Issuance of Additional Overseas-listed Foreign Shares by China Eastern Airlines Corporation Limited” (CSRC Approval [2019] No. 1421) (證監許可[2019]1421號) from the CSRC. The CSRC approved the issuance of not more than 517,677,777 additional overseas-listed foreign shares by the Company.

(II)	Profile of the Issuance

1.	Type and nominal value of shares issued: The shares issued under the Issuance are domestically-listed RMB-denominated ordinary shares (A Shares) with a nominal value of RMB1.00 each.

2.

Method of issuance: The Non-public Issuance of A Shares is undertaken by way of non-public issuance to specific subscribers. The Company will issue shares to specific subscribers at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

3.	Subscribers: Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund

4.	Gross proceeds: RMB7,459,214,730.40

5.	Issue price: RMB5.35 per share

The price benchmark date of the Issuance shall be the first day of the issue period of the Non-public Issuance of A Shares, i.e. 22 August 2019.

The issue price shall be the average trading price (rounded up to the nearest two decimal places) of the A Shares of the issuer for the 20 trading days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the issuer as of the price benchmark date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 trading days preceding the price benchmark date = total trading amount of A Shares of the issuer for the 20 trading days preceding the price benchmark date/total trading volume of A Shares of the issuer for the 20 trading days preceding the price benchmark date.

In the event that the issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities causing any adjustment in the share prices for the 20 trading days, the trading prices for the trading days before such adjustment shall be calculated on the basis of the adjusted price caused by the ex-right or ex-dividend activities.

In the event that the issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the price benchmark date to the date of the Issuance, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the parent company accordingly.

In the event that the issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the price benchmark date of the Issuance of A Shares to the date of the Issuance, the issue price shall be adjusted on ex-right or ex- dividend basis.

The average trading price of the A Shares of the Company for the 20 trading days preceding the price benchmark date was RMB5.35 per share. The latest audited net assets per share of the Company prior to the issuance, i.e. the net assets per share attributable to holders of ordinary shares of the parent company as at the end of 2018, was RMB3.85 per share. Therefore, the price of the Non-public Issuance was determined as RMB5.35.

6.	Number of shares issued: 1,394,245,744

7.	Issue expenses: RMB23,091,205.36

8.	Net proceeds: RMB7,436,123,525.04

9.	Sponsor: CITIC Securities Company Limited

10.	Lead underwriter: CITIC Securities Company Limited

(III)	Verification of Proceeds Raised and Registration of Shares

1.	Verification of Proceeds Raised

On 21 August 2019, CITIC Securities Company Limited (“CITIC Securities”), the lead underwriter, despatched the notice of payment to Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund. As of 26 August 2019, the four subscribers have remitted the subscription monies in full to the exclusive account of CITIC Securities, the sponsor, for the Issuance. According to the capital verification report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B01) issued by Ernst & Young Hua Ming LLP, as of 26 August 2019, CITIC Securities has received the subscription payments for the Issuance in the total amount of RMB7,459,214,730.40.

As of 26 August 2019, CITIC Securities transferred the remaining balance of the above subscription monies net of underwriting fees to the exclusive deposit account of the issuer for the proceeds raised.

According to the capital verification report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B02) issued by Ernst & Young Hua Ming LLP, the gross proceeds amounted to RMB7,459,214,730.40. After deducting the underwriting fees in the total amount of RMB19,191,780.79 (tax inclusive), the actual proceeds amounted to RMB7,440,022,949.61.

In addition, the above actual proceeds have not deducted other Issuance expenses in the amount of RMB3,899,424.57 (tax inclusive), of which: lawyer’s fee amounted to RMB1,520,000.00 (tax inclusive), information disclosure fee for the Issuance amounted to RMB1,340,000.00 (tax inclusive), capital verification fee amounted to RMB450,000.00 (tax inclusive) and listing expenses amounted to RMB589,424.57 (tax inclusive). After deducting such issue expenses from the actual proceeds, the actual net proceeds of the Company from the Issuance amounted to RMB7,436,123,525.04. Moreover, the issue expenses of the Non- public Issuance can be used to recover input value-added tax in the amount of RMB1,307,049.37. Such amount together with the above net proceeds amounted to RMB7,437,430,574.41 in aggregate, of which RMB1,394,245,744.00 was included in share capital and RMB6,043,184,830.41 was included in capital reserve.

The Company will implement exclusive account management for the proceeds and appropriate the proceeds for specific purposes in accordance with the relevant requirements of the “Measures for the Administration of Issuance of Securities by Listed Companies” and the “Regulations on the Management of Proceeds by China Eastern Airlines Corporation Limited”.

2.	Registration of Shares

The registration, custodian and lock-up procedures for the additional A Shares under the Issuance were completed with the Shanghai Branch of China Securities Depository and Clearing Company Limited on 30 August 2019.

(IV)	Transfer of Assets

The Issuance did not involve any transfer of assets and the subscribers subscribed in cash.

(V)	The Concluding Opinion of the Sponsor, the Joint Lead Underwriters and the Issuer’s Lawyer in Relation to the Compliance of the Procedure and the Subscribers of the Non-public Issuance

1.	The Concluding Opinion of the Sponsor and the Lead Underwriter in Relation to the Compliance of the Procedure and the Subscribers of the Non-public Issuance

The sponsor and the lead underwriter of the Issuance opined that:

The procedure and the subscribers of the Issuance of the Company were in compliance with the requirements of the relevant laws and regulations and regulatory documents such as the “Company Law of the People’s Republic of China”, the “Securities Law of the People’s Republic of China”, the “Measures for the Administration of Issuance of Securities by Listed Companies”, the “Measures for the Administration of Issuance and Underwriting of Securities” and the “Implementation Rules on Non-public Issuance of Shares by Listed Companies”, and were in compliance with the “Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited” (CSRC Approval [2019] No. 964) (證監許可[2019]964號) issued by the CSRC and the resolutions of the Board and the general meetings of the Company in respect of the Issuance. The despatch of the notice of payment and the procedures of the payment and capital verification were in compliance with the relevant requirements of the “Measures for the Administration of Issuance of Securities by Listed Companies”, the “Implementation Rules on Non-public Issuance of Shares by Listed Companies” and the “Measures for the Administration of Issuance and Underwriting of Securities”.

All aspects of the Issuance of shares of the Company, including the procedure of Issuance and the selection of subscribers, followed the principle of fairness and impartiality and were in the interests of the Company and all its shareholders.

2.	The Concluding Opinion of the Issuer’s Lawyer in Relation to the Compliance of the Procedure and the Subscribers of the Non-public Issuance

The issuer’s lawyer opined that:

The Issuance by the issuer has obtained the necessary internal approval and authorization of the issuer as well as the approval of the CAAC East China Regional Administration, SASAC and CSRC, and has fulfilled the statutory conditions for implementation. The result of the Issuance, including the issue price, number of shares issued and subscribers, were in compliance with the requirements of the relevant laws and regulations such as the “Interim Measures for the Administration of Issuance”. The relevant agreements signed by the issuer for the Issuance were legal and valid, and the Issuance procedure was in compliance with the requirements of the relevant laws and regulations. The registration procedures for the new shares are yet to be completed by the issuer with the Shanghai Branch of China Securities Depository and Clearing Company Limited. The listing and trading of the new shares is subject to the approval of the Shanghai Stock Exchange.

II.	RESULT OF THE ISSUANCE AND PROFILE OF THE SUBSCRIBERS

(I)	Result of the Issuance

The subscribers and the subscription of the Non-public Issuance of A Shares are as follows:

No.	Subscriber	Number of shares subscribed	Subscription amount
		(Share)	(RMB)
1	Juneyao Airlines	219,400,137	1,173,790,732.95
2	JuneYao Group	311,831,909	1,668,300,713.15
3	Shanghai Jidaohang	589,041,096	3,151,369,863.60
4	Structural Reform Fund	273,972,602	1,465,753,420.70

Total		1,394,245,744	7,459,214,730.40

Juneyao Airlines, JuneYao Group, Shanghai Jidaohang and Structural Reform Fund subscribed the A Shares under the Issuance, and will not transfer the shares within thirty- six months from the listing of A Shares under the Non-public Issuance. If there are other requirements on the lock-up period of shares subscribed by the subscribers and the transfer of shares upon expiration from regulatory authorities related to the Non- public Issuance of A Shares, such other requirements shall be complied with. In the event that the A Shares subscribed by the subscribers are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the issuer, the above lock-up arrangement shall also be complied with.

The subscribers shall provide relevant lock-up commitments in respect of the shares subscribed under the Non-public Issuance of A Shares in accordance with the relevant laws and regulations, the relevant provisions of the CSRC and the Shanghai Stock Exchange and the requirements of the above securities regulatory authorities, and handle the relevant share lock-up matters.

The subscribers who receive shares of the issuer under the Non-public Issuance of A Shares and reduce their shareholding upon expiration of the lock-up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the “Company Law”, the “Securities Law” and the “Rules Governing the Listing of Stocks on the Shanghai Stock Exchange”, as well as the Articles of Association of the issuer.

(II)	Profile of the Subscribers

1.	Juneyao Airlines

(1)	Basic information

Company name:	Juneyao Airlines Co., Ltd.

Chinese name:	上海吉祥航空股份有限公司

Date of establishment:	23 March 2006

Placing of listing:	Shanghai Stock Exchange

Abbreviation of A shares:	Juneyao Airlines (吉祥航空)

Code of A shares:	603885

Legal representative:	Wang Junjin (王均金)

Registered address:	8 Kangqiao East Road, China (Shanghai) Pilot Free Trade Zone

Postal code:	200336

Registered capital:	RMB1,797,013,500

Telephone number:	021-22388581

Fax number:	021-22388000

Website:	www.juneyaoair.com

Scope of operations:	Domestic (including Hong Kong, Macau and Taiwan) passenger and cargo transportation services; international passenger and cargo transportation services; catering supply; manufacturing of aircraft components; sales of commodities, metal and electronic products, textiles, electronic products, household electrical appliances, cultural products, art works, chemical raw materials (except dangerous goods), metal materials, apparatuses and instruments, mechanical equipment and vehicle accessories; engaging in import and export businesses of goods and technology (where projects are subject to approval according to laws, the operations shall be commenced subject to the approval of the relevant departments)

(2)	Number of shares subscribed and lock-up period

Number of shares subscribed:	219,400,137

Lock-up period arrangement:	36 months from the listing of A Shares under the Non-public Issuance.

(3)	Connected relationship with the Company

Upon completion of the Issuance, Juneyao Airlines and Juneyao Hong Kong, its wholly-owned subsidiary, as well as JuneYao Group and Shanghai Jidaohang, its wholly-owned subsidiary, own in total more than 5% of the shares of the Company, and are deemed connected parties of the Company.

(4)	Major transactions between the subscriber and its connected parties and the Company in the most recent year

In the most recent year, the Company and Juneyao Airlines and its connected parties did not have any major transactions that are required to be disclosed under the Listing Rules.

(5)	Future transaction arrangements between the subscriber and its connected parties and the Company

For transactions that may occur in the future, the Company will implement the corresponding internal approval decision-making procedures and make sufficient information disclosures in strict accordance with the requirements of the Articles of Association of the Company and the relevant laws and regulations.

2.	JuneYao Group

(1)	Basic information

Company name:	Shanghai Juneyao (Group) Co., Ltd. (上海均瑤 （集 團）有限公 司)

Date of establishment:	14 February 2001

Legal representative:	Wang Junjin (王均金)

Registered address:	8 Kangqiao East Road, China (Shanghai) Pilot Free Trade Zone

Postal code:	200032

Registered capital:	RMB800,000,000

Telephone number:	021-51155831

Fax number:	021-51155831

Website:	http://www.juneyao.com

Scope of operations:	Industrial investment; project investment; sea, air and land transportation agency for international cargo; domestic trade (except when specially regulated); real estate development and operation; import and export businesses of goods and technology (except goods and technology that are restricted for specific companies by the state or prohibited for import and export); sales of gold and silver jewelry, gem jewelry and precious metal gifts (where projects are subject to approval according to laws, the operations shall be commenced subject to the approval of the relevant departments)

(2)	Number of shares subscribed and lock-up period

Number of shares subscribed:	311,831,909

Lock-up period arrangement:	36 months from the listing of A Shares under the Non-public Issuance.

(3)	Connected relationship with the Company

Upon completion of the Issuance, Juneyao Airlines and Juneyao Hong Kong, its wholly-owned subsidiary, as well as JuneYao Group and Shanghai Jidaohang, its wholly-owned subsidiary, own in total more than 5% of the shares of the Company, and are deemed connected parties of the Company.

(4)	Major transactions between the subscriber and its connected parties and the Company in the most recent year

In the most recent year, the Company and JuneYao Group and its connected parties did not have any major transactions that are required to be disclosed under the Listing Rules.

(5)	Future transaction arrangements between the subscriber and its connected parties and the Company

For transactions that may occur in the future, the Company will implement the corresponding internal approval decision-making procedures and make sufficient information disclosures in strict accordance with the requirements of the Articles of Association of the Company and the relevant laws and regulations.

3.	Shanghai Jidaohang

(1)	Basic information

Company name:	Shanghai Jidaohang Enterprise Management Company Limited ( 上 海吉道 航企 業 管 理 有限 公 司)

Date of establishment:	1 August 2018

Legal representative:	Wang Han (王瀚)

Registered address:	Room 105, 8 Kangqiao East Road, China (Shanghai) Pilot Free Trade Zone

Postal code:	200030

Registered capital:	RMB1,000,000,000

Telephone number:	021-51155501

Fax number:	Nil

Website:	Nil

Scope of operations:	Enterprise management and enterprise management consultation (where projects are subject to approval according to laws, the operations shall be commenced subject to the approval of the relevant departments)

(2)	Number of shares subscribed and lock-up period

Number of shares subscribed:	589,041,096

Lock-up period arrangement:	36 months from the listing of A Shares under the Non-public Issuance.

(3)	Connected relationship with the Company

Upon completion of the Issuance, Juneyao Airlines and Juneyao Hong Kong, its wholly-owned subsidiary, as well as JuneYao Group and Shanghai Jidaohang, its wholly-owned subsidiary, own in total more than 5% of the shares of the Company, and are deemed connected parties of the Company.

(4)	Major transactions between the subscriber and its connected parties and the Company in the most recent year

In the most recent year, the Company and Shanghai Jidaohang and its connected parties did not have any major transactions that are required to be disclosed under the Listing Rules.

(5)	Future transaction arrangements between the subscriber and its connected parties and the Company

For transactions that may occur in the future, the Company will implement the corresponding internal approval decision-making procedures and make sufficient information disclosures in strict accordance with the requirements of the Articles of Association of the Company and the relevant laws and regulations.

4.	Structural Reform Fund

(1)	Basic information

Company name:	China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司)

Date of establishment:	22 September 2016

Legal representative:	Zhu Bixin (朱碧新)

Registered address:	Room F702, Winland International Business Center, 7 Financial Street, Xicheng District, Beijing

Postal code:	100032

Registered capital:	RMB131,000,000,000

Telephone number:	010-83271700

Fax number:	010-83271742

Website:	http://www.cctfund.cn/

Scope of operations:	Non-public fundraising; equity investment; project investment; asset management; investment consultation. (“1. No funds may be raised publicly without the approval of the relevant departments; 2. No securities products and financial derivatives trading activities may be carried out publicly; 3. No loans may be issued; 4. No guarantee for enterprises other than the invested enterprises may be provided; 5. No commitment that the principal of investment is free from loss or commitment for minimum gains may be provided to investors”. The enterprise shall independently select projects for operations and carry out business activities according to laws. Where projects are subject to approval according to laws, the operations shall be commenced subject to the approval of the relevant departments. The enterprise shall not engage in prohibited and restricted business activities under local industrial policy.)

(2)	Number of shares subscribed and lock-up period

Number of shares subscribed:	273,972,602

Lock-up period arrangement:	36 months from the listing of A Shares under the Non-public Issuance.

(3)	Connected relationship with the Company

Structural Reform Fund does not have any connected relationship with the Company.

(4)	Major transactions between the subscriber and its connected parties and the Company in the most recent year

In the most recent year, the Company and Structural Reform Fund and its controlling shareholder did not have any major transactions.

(5)	Future transaction arrangements between the subscriber and its connected parties and the Company

For transactions that may occur in the future, the Company will implement the corresponding internal approval decision-making procedures and make sufficient information disclosures in strict accordance with the requirements of the Articles of Association of the Company and the relevant laws and regulations.

III.	CHANGES TO THE TOP TEN A SHAREHOLDERS OF THE COMPANY PRIOR TO AND FOLLOWING THE ISSUANCE

Prior to and upon the Issuance, there was no change in the controlling shareholder of the Company. The Issuance did not result in any change in the control of the Company.

Prior to and following the Issuance, the top ten A shareholders of the Company are as follows:

(I)	Shareholding of the Top Ten A Shareholders of the Company Prior to the Issuance

Prior to the completion of the Issuance, as of 31 March 2019, the top ten A shareholders of the Company are as follows:

Name of shareholder	Number of shares held	Shareholding of A Shares	Number of A shares subject to trading moratorium held
	(Share)	(%)	(Share)
China Eastern Air Holding Company Limited	5,072,922,927	51.72	—
China National Aviation Fuel Holding Company	502,767,895	5.13	—
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	4.75	—
CES Finance Holding Co., Limited	457,317,073	4.66	—
China Securities Finance Corporation Limited	429,673,382	4.38	—
China COSCO Shipping Corporation Limited	232,919,254	2.37	—
Hong Kong Securities Clearing Company Limited	94,030,801	0.96	—
Central Huijin Asset Management Co., Ltd.	70,984,100	0.72	—
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	65,946,480	0.67	—
Shanghai Alliance Investment Ltd.	65,615,429	0.67	—

Total	7,458,015,850	76.04	—

(II)	Shareholding of the Top Ten A Shareholders of the Company Following the Issuance

Following the registration date of the Shares (being 30 August 2019), the top ten A shareholders of the Company are as follows:

Name of shareholder	Number of shares held	Shareholding of A Shares	Number of shares subject to trading moratorium held
	(Share)	(%)	(Share)
China Eastern Air Holding Company Limited	5,072,922,927	45.28	—
Shanghai Jidaohang Enterprise Management Company Limited	589,041,096	5.26	589,041,096
China National Aviation Fuel Holding Company	502,767,895	4.49	—
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	4.16	—
CES Finance Holding Co., Limited	457,317,073	4.08	—
China Securities Finance Corporation Limited	429,673,382	3.84	—
Shanghai Juneyao (Group) Co., Ltd.	311,831,909	2.78	311,831,909
China Structural Reform Fund Corporation Limited	273,972,602	2.45	273,972,602
China COSCO Shipping Corporation Limited	232,919,254	2.08	—
Juneyao Airlines Co., Ltd.	219,400,137	1.96	219,400,137

Total	8,555,684,784	76.37	1,394,245,744

IV.	CHANGES IN THE STRUCTURE OF THE SHARE CAPITAL OF THE COMPANY PRIOR TO AND FOLLOWING THE ISSUANCE

Prior to and following the Issuance, the changes in the structure of the share capital of the Company are as follows:

	Prior to the Issuance		Changes	Following the Issuance
Type of shares	Number of shares (Share)	Percentage (%)	Number of shares (Share)	Number of shares (Share)	Percentage (%)
I. Listed shares with trading moratorium	517,677,777	3.45	1,394,245,744	1,911,923,521	11.67
RMB-denominated ordinary shares	—	—	1,394,245,744	1,394,245,744	8.51
Overseas-listed foreign shares	517,677,777	3.45	—	517,677,777	3.16
II. Listed shares without trading moratorium	14,467,585,682	96.55	—	14,467,585,682	88.33
RMB-denominated ordinary shares	9,808,485,682	65.45	—	9,808,485,682	59.88
Overseas-listed foreign shares	4,659,100,000	31.09	—	4,659,100,000	28.44

Total	14,985,263,459	100.00	1,394,245,744	16,379,509,203	100.00

Following the completion of the Issuance, the total share capital of the Company amounted to 16,379,509,203 shares. The Company will amend the relevant articles of the Articles of Association of the Company according to the result of the Issuance.

V.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Changes in Asset Structure

Upon completion of the Issuance, the total assets and total net assets of the Company will both increase. The financial structure of the Company will be further rationalized and the capital strength of the Company will be effectively enhanced. These are beneficial for the Company to reduce its finance costs and finance expenses and further improve its debt financing capabilities, so as to support the business development of the Company.

(II)	Impact on the Profitability of the Company

Upon completion of the Issuance, the Company will enhance its capital strength and reduce its finance expenses through the proceeds raised. Such proceeds will be used for the development of the main business of the Company, so as to expand the room for revenue and profit of the Company. Meanwhile, the implementation of the investment project for the proceeds will introduce capital for the subsequent development of China Eastern Airlines to expand its fleet size and strengthen the allocation of other equipment. The implementation of the project will help China Eastern Airlines further expand its air loading and transportation capacity, increase the frequency of existing routes and launch new routes and reasonably expand the fleet size. It will help China Eastern Airlines expand its route network layout and provide customers with more convenient and high-quality travel services. In the long run, it will help the Company improve its profit and return on net assets and further enhance its profitability. The further increase in profitability will provide a strong guarantee for the subsequent development of the Company.

At the same time, as the total share capital and net assets of the Company will significantly increase upon the appropriation of proceeds from the Non-public Issuance of A Shares, and the investment project for the proceeds will take a certain period of time before it realizes benefits, prior to the realization of benefits of the investment project for the proceeds, a significant portion of the profit and return on shareholders of the Company will still be realized through its existing business. Therefore, the Issuance may result in the dilution of current returns of the Company in the short term.

(III)	Changes in Business Structure

The gross proceeds of the Non-public Issuance of A Shares, after deducting the relevant issue expenses, will be used to introduce 14 aircraft, purchase 15 simulators and purchase 20 reserve engines. The investment project for the proceeds is in line with the relevant state industrial policies and the general strategic development direction of the Company. It has favorable market development prospects and economic benefits, and the use of proceeds is reasonable and feasible. The implementation of the investment project for the proceeds will introduce capital for the subsequent development of China Eastern Airlines to expand its fleet size and strengthen the allocation of other equipment. The implementation of the project will help China Eastern Airlines further expand its air loading and transportation capacity, increase the frequency of existing routes and launch new routes and reasonably expand the fleet size. It will help China Eastern Airlines expand its route network layout and provide customers with more convenient and high-quality travel services. In the long run, it will help the Company improve its profit and return on net assets. The completion of the project will effectively foster the development of the main business of the Company, further enhance the market influence of the Company and improve its profitability. These will lay a sound foundation for the continuous expansion of market share and influence of China Eastern Airlines, further strengthen the core competitiveness of China Eastern Airlines and continuously reinforce its position in the industry, which are in the interests of the Company and all its shareholders.

Upon completion of the Issuance, there will be no change to the main business scope of the Company, and there will be no business and asset integration resulting from the Issuance.

(IV)	Changes in Corporate Governance

Upon completion of the Issuance, the share capital of the Company will increase accordingly, and the shareholding of the original shareholders will also be diluted accordingly. Following the Issuance, as CEA Holding will remain the controlling shareholder of the Company and the SASAC will remain the de facto controller of the Company, no major changes will occur to the control of the Company. The Company will amend the relevant provisions in the Articles of Association of the Company in accordance with the actual circumstance of the issuance and apply for change of business registration. Following the completion of the Issuance, there will be no major changes in the structure of senior management of the Company.

(V)	Impact on Connected Transactions and Competition within the Industry

The Issuance will not result in changes in the business relationship and management relationship between the Company and its controlling shareholder and its connected parties, and will not result in competition within the industry and new connected transactions.

VI.	INTERMEDIARIES GIVING PROFESSIONAL ADVICE FOR THE NON-PUBLIC ISSUANCE

(I)	Sponsor (Lead Underwriter)

CITIC Securities Company Limited

Address	:	North Tower, Times Square Excellence (Phase II), 8 Zhongxin Third Road, Futian District, Shenzhen, Guangdong Province
Legal representative	:	Zhang Youjun (張佑君)
Sponsor representatives	:	Zhang Yang (張陽), Chen Shumian (陳淑綿)
Project co-organizer	:	Huang Ci (黃慈)
Members of project team	:	Jia Xiaoliang (賈曉亮), Li Qi (李琦), Zhou Jiang (周 江), Huang Mengwei (黃夢瑋), Qin Han (秦晗), Qin Han (秦翰)
Telephone number	:	010-60838888
Fax number	:	010-60833940

(II)	Lawyer

King & Wood Mallesons (Beijing)

Address	:	17–18th Floor, East Tower, World Financial Center, 1 Dongsanhuan Zhonglu, Chaoyang District, Beijing
Person-in-charge	:	Wang Ling (王玲)
Signatory lawyers	:	Xu Hui (徐輝), Chen Fuan (陳復安)
Telephone number	:	010-58785588
Fax number	:	010-58785599

(III)	Auditor and Capital Verification Institution

Ernst & Young Hua Ming LLP

Address	:	Level 17, Ernst & Young Tower, Oriental Plaza, 1 East Changan Avenue, Dongcheng District, Beijing
Executive partner	:	Mao Anning (毛鞍寧)
Responsible Certified Public Accountants	:	Meng Dong (孟冬), Ji Yuting (季宇亭)

Telephone number	:	021-22288888
Fax number	:	021-22280000

VII.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Issuance report and listing announcement for the Non-public Issuance of A Shares of China Eastern Airlines Corporation Limited;

2.	Report of CITIC Securities Company Limited on the compliance of the issuance procedure and subscribers of the Non-public Issuance of A Shares of China Eastern Airlines Corporation Limited;

3.	Capital verification report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B01) issued by Ernst & Young Hua Ming LLP;

4.	Capital verification report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B02) issued by Ernst & Young Hua Ming LLP; and

5.	Legal opinion of King & Wood Mallesons (Beijing) on the compliance of the issuance procedure and subscribers of the Non-public Issuance of A Shares of China Eastern Airlines Corporation Limited.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
3 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman),Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).